UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VENTURE LENDING & LEASING VIII, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

August 31, 2015
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
University of Notre Dame du Lac 35-0868188

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,901

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
5,901

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.90%

12	TYPE OF REPORTING PERSON
OO

Item 1(a)	Name of Issuer: VENTURE LENDING & LEASING VIII, INC.

Item1(b)	Address of Issuer’s Principal Executive Offices:
104 La Mesa Drive, Suite 102
Portola Valley, CA 94028

Item 2(a)	Name of Persons Filing:
University of Notre Dame du Lac

Item 2(b)	Address of Principal Business Office, or if None, Residence:
1251 N. Eddy Street
Suite 400
South Bend, IN 46117

Item 2(c)	Citizenship:
Indiana

Item 2(d)	Title of Class of Securities: Common Shares, $0.001 par value

Item 2(e)	CUSIP Number: NONE

Item3	Not Applicable.

Item 4(a)	Amount beneficially owned:

The Reporting Person identified below owns 5% or more of the  outstanding membership interests of Venture Lending & Leasing VIII, LLC (the “Company”), which owns all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock).   The members of the Company have pass-through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer.  As a result, the Reporting Person  may be deemed to beneficially own  outstanding shares of Common Stock of the Issuer.

The University of Notre Dame du Lac is a private university organized under the laws of the State of Indiana (“Notre Dame”).  Notre Dame owns 5.90% of the Company and, as a result, may be deemed to beneficially own 5,901 shares (or 5.90%) of the outstanding shares of Common Stock of the Issuer (the “Notre Dame Shares”). Notre Dame disclaims beneficial ownership of the Notre Dame Shares except to the extent of its ownership of membership interests of the Company.

Item 4(b)	Percent of class: 5.90%

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,901
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2016
(Date)

/s/ Mark C. Krcmaric
(Signature)
Mark C. Krcmaric
Managing Director & Chief Operating Officer
(Name/Title)
University of Notre Dame du Lac